SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ORTHODONTIX, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of Class of Securities)

                                   68750Q-10-1
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                                 (CUSIP Number)

                                Glenn L. Halpryn
                         1428 Brickell Avenue, Suite 105
                              Miami, Florida 33131
                                 (305) 371-4112
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 24, 1999
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             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                PAGE 1 OF 6 PAGES
                              THERE ARE NO EXHIBITS

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CUSIP NO. 68750Q-10-1

1. Names of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) GLENN L. HALPRYN.
                ----------------
2. Check the Appropriate Box if a Member of a Group
        (a)                               (b)                 XXX             .
           -------------------------------   ---------------------------------
3. SEC Use Only                                                               .
               ---------------------------------------------------------------
4. Source of Funds                        PF                                  .
                  ------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)                                                                  .
            ------------------------------------------------------------------

6. Citizenship or Place of Organization             UNITED STATES             .
                                        --------------------------------------

                           7.  Sole Voting Power          342,900             .
Number of                                       ------------------------------
Shares
Beneficially               8.  Shared Voting Power          7,000             .
Owned by Each                                     ----------------------------
Reporting                  9.  Sole Dispositive Power     342,900             .
Person With                                          -------------------------
                           10.  Shared Dispositive Power    7,000             .
                                                        ----------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
        349,900                                                               .
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares XXX .
                                                                          ----
13. Percent of Class Represented by Amount in Row (11) 6.9% .
                                                      ------
14. Type of Reporting Person IN .
                             ---

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         This statement on Schedule 13D (the "Schedule 13D") is filed on behalf of Glenn L. Halpryn (the "Reporting Person").

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Orthodontix, Inc., a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 600 Brickell Avenue, Suite 300M, Miami, Florida 33131.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Glenn L. Halpryn.

         (b) 1428 Brickell Avenue, Suite 105, Miami, Florida 33131.

         (c) The Reporting Person is a real estate broker and is also the President and a shareholder of United Security Corp., a registered broker/dealer located at 1428 Brickell Avenue, Suite 105, Miami, Florida 33131.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the acquisition of beneficial ownership by the Reporting Person of 12,600 shares of Common Stock. The aggregate purchase price of these 12,600 shares of Common Stock was approximately $8,500, excluding commissions. The source of funds for acquiring the Common Stock was the Reporting Person's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Reporting Person's acquisition of additional Common Stock was to increase his equity interest in the Issuer. The Reporting Person is a director of the Issuer.

         The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in Common Stock. The Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on August 23, 1999, the Reporting Person beneficially owned an aggregate of 337,300 shares of Common Stock, which constituted approximately 6.7 percent of the 5,059,025 shares of Common Stock outstanding on August 13, 1999, as reported in the Issuer's Report on Form 10-Q for the quarter ended June 30, 1999. In addition, the Reporting Person holds options to purchase 20,000 shares of Common Stock, which options are currently exercisable at a price of $1.50 per share and will remain exercisable until March 2001.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 342,900 shares of Common Stock beneficially owned by him. With respect to 7,000 shares of Common Stock of which the Reporting Person claims beneficial ownership, the Reporting Person shares power to vote or to direct the vote and power to dispose or direct the disposition of those 7,000 shares with his wife:

                  (i) Francesca Halpryn

                  (ii) 1428 Brickell Avenue, Suite 105 Miami, Florida 33131

                  (iii)Francesca Halpryn is not employed.

                  (iv) Francesca Halpryn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

                  (v) During the last five years, Francesca Halpryn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, Francesca Halpryn was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (vi) United States of America

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

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

                                                   APPROXIMATE PRICE
                          NUMBER OF                     PER SHARE
DATE                  SHARES PURCHASED          (EXCLUDING COMMISSIONS)
----                  ----------------          -----------------------
08/24/99                   1,000                           5/8
                           1,500                           5/8

08/25/99                   1,000                           5/8
                           1,000                           5/8
                             300                           5/8

08/26/99                   1,000                           1/2
                             300                           5/8
                           1,000                           5/8

08/27/99                     500                         13/16
                             500                           7/8
                           1,200                           7/8

08/30/99                   1,200                           5/8

08/31/99                   1,200                           3/4
                             900                           5/8

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 1999

                                                  /S/GLENN L. HALPRYN
                                                  -------------------
                                                  Glenn L. Halpryn